3000 N. Sam Houston Parkway E. · Houston, Texas 77032

Phone 281.871.2699

July 28, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ethan Horowitz, Accounting Branch Chief

Office of Natural Resources

Re:	Halliburton Company

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 7, 2017

Supplemental Response dated June 2, 2017

File No. 1-03492

Dear Mr. Horowitz:

Set forth below is the response of Halliburton Company (“Halliburton” or “the Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2017 with respect to the Supplemental Response dated June 2, 2017 regarding Halliburton’s Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 7, 2017, File No. 1-03492 (the “Form 10-K”).

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Estimates, page 34

Allowance for Bad Debts, page 37

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As it relates to your operations in Venezuela, based on historical experience and specific factors related to your primary customer, we note that you continue to believe outstanding receivables are collectable. Expand the revised disclosure provided in response to prior comment 4 regarding the process through which you analyze the collectability of your receivables in Venezuela to address the uncertainty associated with this critical accounting policy and the sensitivity of your assumptions to change based on outcomes that management deems reasonably likely to occur. Explain in greater detail how you arrived at your estimate of collectability by addressing unique elements of your operations in Venezuela. Your revised disclosure should provide your assessment of factors that may differ from your historical experience such as the curtailment of your operations in Venezuela, the aging of your receivables, and amounts collected to date, along with other relevant considerations such as the loss recognized in connection with the financing agreement you entered into during the second quarter of 2016. Refer to Section V of Release 33-8350.

Response: We acknowledge the Staff’s comment on providing additional disclosure regarding our receivables in Venezuela. In response to the Staff’s comment, we will update our Critical Accounting Estimates disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2017. In addition, we enhanced our disclosure in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on July 28, 2017 as follows:

We routinely monitor the financial stability of our customers, and employ an extensive process to evaluate the collectability of outstanding receivables. This process, which involves a high degree of judgment utilizing significant assumptions, includes analysis of our customers’ historical time to pay, financial condition and various financial metrics, debt structure, credit agency ratings, and production profile, as well as political and economic factors in countries of operations and other customer-specific factors.

Venezuela. Although we have continued to experience delays in collecting payments on our receivables from our primary customer in Venezuela, our outstanding receivables are not disputed, and we continue to believe that they are collectable. In assessing the collectability of these receivables, we considered our historical collection experience with this customer, including both payments received prior to this historical industry downturn and continued collections at reduced levels during the downturn, and the fact that we have not historically had material write-offs relating to this customer. We also took into account the continued importance to the Venezuelan economy of oil production, our strategic relationship with this customer, our current activity levels and our current intention to continue to provide services to this customer, and an evaluation of this customer’s financial solvency. We also incorporated assumptions regarding potential future events based on market pricing data points. We are actively managing our relationship with this customer, with ongoing dialogue between key executives of both companies, including discussions regarding this customer’s intention to pay long-aged trade receivables.

In the second quarter of 2016, we exchanged $200 million of accounts receivables with our primary customer in Venezuela for an interest-bearing promissory note with a par value of the same amount. We recognized a pre-tax loss on the exchange of $148 million, representing the difference between the par value and fair market value of the note. We are accreting the carrying amount of the note to its par value, this customer has made all scheduled interest payments, and the carrying amount of this note is $98 million as of June 30, 2017. In addition, we currently expect to exchange an additional $375 million of outstanding accounts receivable with this customer for an interest-bearing promissory note with a par value of the same amount. As such, we recognized a pre-tax loss of $262 million in the second quarter of 2017 for a fair market value adjustment related to this expected exchange within “Impairments and other charges” on our condensed consolidated statements of operations. Although we recognized these fair value adjustments, we intend to hold both notes to maturity and collect the entire principal amounts. While we made a business decision during the second quarter of 2017 to convert certain accounts receivable to notes, we have the intent and ability to hold all remaining receivables in Venezuela until collection. We do not intend to accept further notes as payment if offered, and we will continue to monitor political and economic conditions in Venezuela.

We continue to believe our Venezuela receivables are collectable, with appropriate classification between short-term and long-term on our condensed consolidated balance sheets. While we have continued to experience delays in collecting payments on outstanding receivables in Venezuela, we have collected approximately $600 million on receivables in Venezuela since this historic industry downturn began in late 2014. We believe our collectability assumptions to be reasonable according to the current facts and circumstances. However, differences in actual experience or changes in facts and circumstances may materially affect our financial position or results of operations. Our assumptions and related judgments are sensitive to the political and economic conditions in Venezuela. If conditions in Venezuela worsen or if low commodity prices persist for an extended period of time, we may be required to record adjustments to our receivables balance. Our financial results can be affected by adjustments to these receivables, including any allowance for bad debts, actual write-offs of uncollectable amounts that differ from estimated amounts, fair value adjustments on existing receivables, and potential defaults on the promissory notes we hold.

Subsequent to the fair market value adjustment associated with the expected promissory note exchange, our total outstanding net trade receivables in Venezuela were $399 million as of June 30, 2017, compared to $610 million as of December 31, 2016. The majority of our Venezuela receivables are United States dollar-denominated receivables. Of the $399 million of receivables in Venezuela as of June 30, 2017, $186 million have been classified as long-term and included within “Other assets” on our condensed consolidated balance sheets.

We look forward to answering any questions you may have on our response and providing you with any additional information you may require. Please direct any questions or comments to our counsel at Baker Botts L.L.P., Kelly Rose, at 713-229-1796.

Sincerely,

HALLIBURTON COMPANY

By:	/s/ Christopher T. Weber
Christopher T. Weber
Executive Vice President and Chief Financial Officer

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